September 23, 2005


Mr. Paul Fulton
Chief Financial Officer
Lihir Gold Limited
7th Floor, Pacific Place
Cnr Champion Parade, Musgrave Street
Port Moresby, Papua new Guinea

	Re:	Lihir Gold LimitedHhlkjldkfjonl
		Form 20-F for Fiscal Year Ended December 31, 2004
		Filed June 30, 2005
		File No. 0-26860

Dear Mr. Paul Fulton:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2004

Description of Operations

Overview, page 17

1. We note your disclosure that indicates production will drop after the mining period to approximately 300,000 ounces per year. Please clarify to us how you arrived at this estimate. We note that the estimated contained ounces in your stockpiles are 3.3 million ounces and the stockpile processing period is estimated to exceed 20 years.




Reserve Estimates, page 28

2. Please expand your reserve disclosure to provide additional information concerning your stockpiles. Specifically, provide a breakdown of tons, average grade and contained ounces by low, medium and high grade categories.

Item 15. Controls and Procedures

3. We note that the language in Item 15, controls and procedures, does not appear in accordance with Item 307 of Regulation S-K or SEC
Release No. 33-8238. For example, your evaluation of disclosure controls should specifically indicate that your evaluation occurred as of the end of the period. Please revise your disclosure accordingly, if true.

Financial Statements

Statement of Cash Flows, page F-5

4. We note that your presentation of operating cash flows aggregates operating cash flows, such as those described in paragraph 14 of IAS
7, into general captions of "Receipts from operating activities" and
"Payments arising from operating activities". Based on your business operations it may be helpful to expand your line item classes under your caption of operating cash flows into more meaningful classifications for instance cash payments for services, cash payments related to production (deferred mining costs), and cash payments to employees to enhance investor understanding.

Note 1: Statement of Significant Accounting Policies, page F-6

Mine Properties, page F-6

5. We note that you are using proven and probable reserves as your base for amortization of capitalized mine costs. Please clarify to us and in your disclosure whether the base is represented by total proven and probable reserves or developed proven and probable reserves.

6. We note that you use the units of production method to amortize a portion of your capital assets. Expand your disclosure to clarify when a unit is considered to be "produced" to trigger recording depreciation, depletion and amortization expense. Note that for U.S.
GAAP purposes, an item is considered to be "produced" for purposes of calculating your depreciation, depletion and amortization at the time it is physically removed from the mine. These costs should then be classified as inventory and subject to inventory valuation in accordance with ARB 43 for US GAAP. Note that this was addressed in a discussion of stockpiled inventory at the Appendix to November 25,
2002 International Practices Task Force meeting. Highlights for this meeting can be located at: http://www.aicpa.org/download/ belt/2002_11_25.pdf. If you require additional clarification, please contact us at your convenience.

      Deferred mining costs, page F-7

7. Please expand your disclosures within your significant accounting policies to address the following regarding your deferred mining costs:

* Disclose how you evaluate deferred stripping costs for impairment.

* Disclose the waste ratios used for each income statement period as well as the actual ratios incurred for each period presented. In addition, please quantify the deferred assets attributable to each pit.

* Explicitly state that the accounting for stripping costs smoothes the cost of waste-rock removal over the life of the mine.

* Disclose the year that the deferred costs and credits are expected to be fully amortized.

* Disclose the amount of deferred stripping costs or credits amortized for each period presented.

* Disclose that there is mixed accounting practice among industry participants in this area and that some mining companies expense waste removal costs as incurred, which results in greater volatility reflected in the results of operations from period to period.

* If you have included deferred stripping costs in your determination of investing cash flows, for U.S. GAAP purposes we believe you should revise your consolidated statements of cash flows to report the cash activity associated with deferred stripping as a component of operating cash flows. Please refer to Appendix A of the November 2002 International Practices Task Force Meeting Highlights.


* Add discussion in your operating and financial review and prospects to identify changes in this ratio from period to period, explain why the changes occurred and the impact to your financial results.

* Modify your disclosure to indicate the amount of deferred stripping costs that relate to the pre production period and those that relate to the period since production commenced.

8. Tell us why you believe that deferred stripping costs incurred in either the pre or post production period represent assets in accordance with IFRS.

9. Tell us whether your stripping costs are being recorded as a component of inventory at any point in the earnings process. In addition, please clarify to us your accounting for deferred stripping in periods where the waste to ore ratio is less than average. It appears from your disclosure that such amounts are being expensed directly rather than first being recognized as a component of inventory.

10. Tell us why you believe your change from a phase basis to a pit basis of accounting for stripping costs is preferable under both
IFRS
and U.S. GAAP. Tell us why you believe this change is consistent with the componentization concept of IAS 16.

Mine buildings, plant and equipment, page F-8

11. We note your disclosure regarding your depreciation policy suggesting that 90% of your plant and equipment is depreciated over
40 years on the units of production method. Please clarify whether any of your assets are being depreciated over a longer period than their estimated useful life.

12. The economic lives of your assets and your related
amortization
and depletion policies are unclear to us. It appears your mining activities will cease in approximately 16 years and an additional 20 years of stockpile processing will occur thereafter. Your disclosure indicates a remaining life of mine of approximately 40 years. Please clarify to us and in your document, what assets if any are being amortized over the remaining mining period as well as those that are being amortized over the approximate 40 year total production period.

Inventories, page F-8

13. Please clarify to us how you are attributing depreciation and amortization to inventory.

Impairment of assets, page F-9

14. Please disclose your property, plant and equipment asset revaluation accounting policy. Refer to paragraph 31 to 42 of IAS 16.

15. We note your impairment recovery which contributed approximately
62% to your net income for fiscal year 2004. Although you have generally described your valuation method, certain assumptions such as adjustments to your life of mine and reserves, remain unclear. Please provide us with an analysis of your changes in critical assumptions that support your impairment reversal and demonstrate how those assumptions are reasonable.

16. We note your recoverability testing that compares your carrying amounts to the value in use amount. Please tell us how your value in use amounts compare to fair value as required by paragraph 7 of SFAS
144 for U.S. GAAP. Tell us and disclose if material, the amount of any U.S. GAAP difference that results from these two values.

17. We note your assumption of gold price of $380 per ounce in your impairment analysis. Please tell us why you believe this price is appropriate. We note from your hedging portfolio disclosures that your gold price realization for substantial amounts of your future production is an average of approximately $330 per ounce. We also note your use of $380 per ounce for reserve determination. Please explain to what extent if any, you have considered your hedges in your price assumptions for both impairment and reserve determinations.

Revenue recognition, page F-11

18. We note your policy disclosure describing that revenue is recognized when title and risk have passed to the customer, although you do not describe the types of contractual arrangements you have with your customers. Your disclosures also suggest some variability might accompany the terms under which you sell your product, although we note you indicate it can be reliably measured. It appears you should expand your disclosures to clearly describe your contractual arrangements regarding delivery terms, pricing terms, and when title coveys. Additionally identify any estimates used in recognizing revenue along with any underlying assumptions. Finally, indicate whether or not your sales arrangements contain any provisional pricing. For US GAAP refer also to SAB Topic 13 and Topic VII of the
September 25, 2002 AICPA SEC Regulations Committee meeting highlights (http://www.aicpa.org/download/belt/2002_09_25_ highlights.pdf).


Note 15: Income Taxes, page F-22

19. We note your disclosure appears to indicate you have a deferred tax liability as of December 31, 2002. However, we were unable to locate the presentation of that liability on your balance sheet. Please tell us how you have characterized this liability or why it is inappropriate to include this in your balance sheet presentation.

20. We note that the significant components of your deferred tax assets and liability are not described for each period presented. Accordingly, please expand your disclosures to provide investors with an understanding of the nature of these assets and liabilities for each period presented.

21. We note that you did not address the expected impact EITF 04-
06
Accounting for Stripping Costs in the Mining Industry will have on future filings. Please expand your disclosures accordingly. See
SAB
Topic 11M.

22. We note that your disclosures indicate differences between IFRS and U. S. GAAP without providing a clear description of the applicable U. S. GAAP which would apply. For example, but without limitation, we note the following:

* The circumstances under which interest is capitalized for U. S.
GAAP purposes is unclear. For example, you refer to an "available interest concept" which may not be understood by U. S. investors.

* The differences in depreciation methods which you refer to as "two bases of accounting" without further explanation what you mean, and describing the principles that would apply under U. S. GAAP.

* The differences in impairment measurement principles and application under U. S. GAAP.

We believe you will need to expand your disclosures where significant accounting policies differ to describe, in sufficient detail, the accounting applied under U. S. GAAP.

23. Please describe to us the error in which you determined capitalization of deferred stripping costs was appropriate under U.
S. GAAP. Although we recognize variations of accounting for deferred costs exists in practice between mining industry participants, it is unclear whether this error was a result of a change in policy or whether you had been following a consistent policy since inception of deferring your stripping costs. In the event this was an error in which previously audited financial statements had been issued we believe you will need to re-label the appropriate column headings and line items as being "restated".

24. We note that you have not included the required disclosures under
SFAS 143 in connection with your long-lived asset retirement obligation. Please expand your disclosures accordingly or tell us why you believe this disclosure would not apply.  Refer to paragraph
22
of SFAS 143.

25. We note your reconciliation does not disclosure the accounting principles used to account for other comprehensive income and the components thereof. It appears you should expand your disclosures in this regard and characterize the appropriate unrealized foreign currency translation and derivative adjustments as a component of other comprehensive income. Refer to SFAS 130.

26. To the extent your income tax disclosure under IFRS does not provide the detail disclosure required by SFAS 109 related to your deferred tax assets and liabilities for all periods presented, we believe you will need to expand your U. S. GAAP reconciliation footnote accordingly. In this regard we note that note 15 only appears to disclose the components of your deferred tax asset and liability as of the end of fiscal year 2004.

Engineering Comments

General

27. Insert a small-scale map showing the location and access to the property. Note that SEC`s EDGAR program now accepts digital maps, so please include these maps in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for review.

Reserves, page 28

28. The cutoff grade is a critical component used to evaluate the potential of the mineral properties. Disclose the operating costs and recovery parameters used to determine the cutoff grade estimate. Show that this calculation demonstrates the cutoff grade or tenor used to define a mineral resource has reasonable prospects for economic extraction. In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

Exploration, page 30

29. Expand the disclosure concerning the exploration plans for the properties.
* Disclose a brief geological justification for each of the exploration projects written in non-technical language.
* Give a breakdown the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.
* If there is a phased program planned, briefly outline all phases.
* Alternatively, disclose there are no current detailed plans to conduct exploration on the property.
* Disclose how the exploration program will be funded.
* Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

30. We recommend that a brief description of the QA/QC protocols be provided to reassure the investors regarding sample preparation, controls, custody, assay precision and accuracy. This would apply to exploration and operational analytical procedures.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jon Duersch at (202) 551-3719 or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please me at (202) 551-3745 with any other questions.

								Sincerely,



								H. Roger Schwall
								Assistant Director
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Mr. Paul Fulton
Chief Financial Officer
September 23, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010